SUB-ITEM 77D(2)

Dreyfus Global Absolute Return Fund and Dynamic Total Return Fund

At a meeting held on September 24, 2013, the Board of Directors of Advantage Funds, Inc. on behalf of Dreyfus Global Absolute Return Fund and Dynamic Total Return Fund  (each a "Fund" and collectively the “Funds”), approved changes to the Fund’s investment policies as follows:

1.      Each Fund investing up to 30% of its assets in emerging market countries.

2.      Dynamic Total Return Fund to obtain investment exposure to the commodities market by investing primarily in commodity-related exchange-traded funds ("ETFs").

3.      Modifying each Fund's investment process.

4.      Changing the name of Global Alpha Fund to "Dynamic Total Return Fund" to better reflect certain of the above-changes.

These changes, which became effective on November 21, 2013, were reflected in a 497 (e) filing with the Securities and Exchange Commission on September 24, 2013.